

Mail Stop 3628

March 18, 2016

Monique Smith
Ontario's Representative in Washington
Embassy of Canada
Office of Ontario
501 Pennsylvania Avenue, N.W.
Washington, D.C. 20001-2114

Re: Province of Ontario
Registration Statement under Schedule B
Filed March 1, 2016
File No. 333-209852

Form 18-K for Fiscal Year Ended March 31, 2015
Filed December 21, 2015, as amended January 15, 2016, January 19, 2016, January 21, 2016, January 29, 2016, and March 1, 2016
File No. 002-31357

Dear Ms. Smith:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your documents and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement under Schedule B

1. Please file legality opinions from U.S. counsel and Canadian counsel. We note that you included an opinion as required by the fiscal agency agreement from Canadian legal counsel as part of Exhibit 99.6 to Amendment No. 4 to the Form 18-K filed on January 29, 2016. For guidance regarding legality opinions, please refer to Staff Legal Bulletin No. 19.

Where You Can Find More Information, page 3

2. Please specifically incorporate by reference all amendments to Form 18-K filed and disclose the filing dates of each amendment.

Canadian Income Tax Considerations, page 8

3. Please delete the statement that "[t]his summary is of a general nature only."

Authorized Agent, page 12

4. Please revise to include a toll-free telephone number or advise.

Form 18-K for Fiscal Year Ended March 31, 2015

General

5. To the extent possible, please update all statistics and information included or incorporated by reference in the registration statement and the Form 18-K to provide the most recent data.

6. In connection with the presentation of economic statistics, to the extent material and not addressed elsewhere (e.g., the 2016 Ontario Budget), please provide a relevant narrative discussion, such as addressing the underlying causes of changes indicated by the statistics.

7. Please include a map that shows the Province's location in Canada and with respect to other countries.

Closing Comment

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please direct any questions about these comments to Tonya K. Aldave, Attorney-Advisor, at (202) 551-3601or to Ellie Quarles, Special Counsel, at (202) 551-3238.

Sincerely,

/s/ Ellie Quarles

Ellie Quarles
Special Counsel

cc: Jason R. Lehner
Shearman & Sterling LLP